# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bragg Gaming Group Inc., CIK 0001867834
CUSIP: 104833306
Title of class of securities: Common Shares, No Par Value
Address of issuer's principal executive offices: 130 KING STREET WEST, SUITE 1955, TORONTO, Ontario Canada (A6), M5X 1C9
Date of event which requires filing of this statement: 07/22/2026
Filed by CIK 0002028647
Persons authorized to receive notices and communications: Doug Fallon, 7160 Rafael Rivera Way, Las Vegas, Nevada (NV), 89113, (702) 481-4307; Richard Raymer, Dorsey & Whitney LLP, 161 Bay Street, Suite 5310, Toronto, Ontario Canada (A6), M5J 2S1, (416) 367-7370

## Reporting persons
- FALLON DOUG (CIK 0002028647): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 31,764; shared voting power 1,443,179; sole dispositive power 31,764; shared dispositive power 1,443,179; aggregate amount beneficially owned 1,474,943 (4.9% of the class)
- Crazy Roll, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,393,179; sole dispositive power 0; shared dispositive power 1,393,179; aggregate amount beneficially owned 1,393,179 (4.7% of the class)
- DR ZAP Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 50,000; sole dispositive power 0; shared dispositive power 50,000; aggregate amount beneficially owned 50,000 (0.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, No Par Value
Name of issuer: Bragg Gaming Group Inc.
Address of issuer's principal executive offices: 130 KING STREET WEST, SUITE 1955, TORONTO, Ontario Canada (A6), M5X 1C9

## Item 2. Identity and Background
Name of person filing:
i) Doug Fallon ("Fallon")
ii) Crazy Roll, Inc. (Crazy Roll")
iii) DR ZAP Holdings, LLC ("DR ZAP")

Each of the foregoing is referred to individually as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address:
7160 Rafael Rivera Way, Suite 330
Las Vegas, NV 89113
Present principal occupation or employment: Founder and managing director of Beyond Wild Design Group dba Beyond Wild Games
Criminal convictions in the last five years: No Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Fallon - United States
Crazy Roll - Delaware
DR ZAP - Nevada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable

## Item 4. Purpose of Transaction
Purpose of transaction: On July 22, 2026, the Issuer issued 4,500,000 common shares in connection with its acquisition of Drayton International Group. Due to the increase in the Issuer's outstanding shares, the Reporting Persons' percentage of the Issuer's common shares has fallen below 5.0%.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 4.9%
Number of shares as to which each person has sole or shared power to vote or dispose:
Fallon: 31,764 sole voting and dispositive authority; 1,443,179 shared voting and dispositive authority
Crazy Roll: 0 sole voting and dispositive authority; 1,393,179 shared voting and dispositive authority
DR SAP: 0 sole voting and dispositive authority; 50,000 shared voting and dispositive authority
Transactions in the class effected during the past sixty days: Not applicable
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: July 22, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- FALLON DOUG: /s/ Doug Fallon, Individual (10/12/2026)
- Crazy Roll, Inc.: /s/ Doug Fallon, Doug Fallon, President (10/12/2026)
- DR ZAP Holdings, LLC: /s/ Doug Fallon, Doug Fallon, President (10/12/2026)